UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Final Amendment)

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PROVECTUS BIOPHARMACEUTICALS, INC.

(Name of Subject Company and Filing Person (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

74373P108

(CUSIP Number of Common Stock Underlying Warrants)

Peter R. Culpepper

Provectus Biopharmaceuticals, Inc.

7327 Oak Ridge Highway, Suite A

Knoxville, TN 37931

(866) 594-5999

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Tonya Mitchem Grindon, Esq.

Lori B. Metrock, Esq.

Baker Donelson Bearman Caldwell & Berkowitz PC

211 Commerce St., Suite 800

Nashville, TN 37201

Telephone: (615) 726-5600

May 13, 2016

(Date Tender Offer First Published, Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$12,270,787.60	$1,235.67
(1)	Estimated for purposes of calculating the amount of the filing fee only. The transaction valuation is calculated pursuant to Rule 0-11(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as the product of 51,149,594 and $0.2399. The transaction valuation assumes the tender of 51,149,594 warrants to purchase shares of common stock, which were issued between November 2011 and December 2015 (the “Existing Warrants”) by the Existing Warrant holders as a result of this tender offer and was determined by using the average of the high and low prices of Provectus Biopharmaceuticals, Inc. warrants reported on the NYSE MKT as of May 11, 2016, which was $0.2399.
(2)	The amount of filing fee is calculated pursuant to Rule 0-11(d) of the Exchange Act. The filing fee equals $100.70 for each $1,000,000 of the value of the transaction, and was calculated as the product of the transaction valuation of $12,270,787.60 multiplied by 0.0001007.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $9,477.41*.	Filing Party: Provectus Biopharmaceuticals, Inc.
Form or Registration No.: Registration Statement on Form S-4.	Date Filed: May 13, 2016.

*	Pursuant to Rule 457(p) under the Securities Act, the Company offset the entire amount of the registration fee due under the Company’s Registration Statement on Form S-4 with the remaining amount of the filing fee associated with the unsold securities from the Company’s registration statement on Form S-4, filed with the Securities and Exchange Commission on December 31, 2015, as amended (File No. 333-208816), registering securities for a maximum aggregate offering price of $111,342,577.86 (the “Prior Registration Statement”). Of that amount, the Company sold securities with an aggregate offering price of approximately $14,505,222.90 (calculated by adding (1) the product of 7,798,507, which is the number of warrants tendered for exchange pursuant to the Company’s prior offer to exchange outstanding warrants (“Prior Existing Warrants”) for new warrants (the “Prior Replacement Warrants”), as described in the Prior Registration Statement (the “First Warrant Exchange Offer”), multiplied by $0.75, which was the original exercise price of the Prior Existing Warrants and was the price the Company used to calculate the registration fee in the Prior Registration Statement, and (2) the product of 7,798,507, which is the number of Prior Replacement Warrants issued by the Company in the First Warrant Exchange Offer, multiplied by $1.11, which represents the per share exercise price of the Prior Replacement Warrants of $0.85, plus the price per Prior Replacement Warrant based on the average of the high and low prices of the Company’s warrants trading under the symbol “PVCTWS” on the NYSE MKT on December 28, 2015), leaving a balance of unsold securities under the Prior Registration Statement with an aggregate offering price of $96,837,354.96. The associated filing fee for the portion of such unsold securities under the Prior Registration Statement ($9,751.52), calculated under Rule 457(o), was used by the Company to offset the entire amount of the registration fee due of $9,477.41.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Final Amendment (this “Final Amendment”) relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the Securities and Exchange Commission (“SEC”) by Provectus Biopharmaceuticals, Inc. (the “Company”), a Delaware corporation, on May 13, 2016, and as amended and supplemented by Amendment No. 1 to the Schedule TO filed with the SEC on June 28, 2016. This Schedule TO relates to an offer by the Company to holders of 51,149,594 unregistered warrants to purchase the Company’s common stock that were issued between November 2011 and December 2015 (the “Existing Warrants”). Capitalized terms used herein but not otherwise defined have the meanings set forth in the Schedule TO.

The Offer temporarily modified the terms of such Existing Warrants so that each holder who tendered Existing Warrants during the offering period for early exercise was able to do so at a discount on the exercise price equal to $0.75 per share (Existing Warrants currently have exercise prices ranging from $1.00 to $3.00 per share), and received, in addition to the shares of common stock purchased upon such exercise, new warrants to purchase an equal number of shares of the Company’s common stock at an exercise price of $0.85 per share that will expire June 19, 2020 (the “Replacement Warrants”).

This Final Amendment is being filed to report the results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act:

1.	The Offer expired at 4:00 p.m., Eastern Time, on July 28, 2016.

2.	In accordance with the terms and conditions of the Offer, and based on the final count by Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), the depository, no Existing Warrants were validly tendered and not withdrawn prior to the expiration of the Offer.

3.	Because no Existing Warrants were validly tendered and not withdrawn prior to the expiration of the Offer, the Company did not accept for purchase any Existing Warrants properly tendered and not properly withdrawn prior to the expiration of the Offer, and the Company did not issue any Replacement Warrants.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROVECTUS BIOPHARMACEUTICALS, INC.

By	/s/ Peter R. Culpepper
Peter R. Culpepper
Interim Chief Executive Officer and Chief Operating Officer

Dated: July 28, 2016